Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Dollar Come Investments Limited	British Virgin Islands	100%
Fuxin Hengrui Technology Co., Ltd.	PRC	100%
Fuxin Xianheng Float Glass Co., Ltd.	PRC	100%